

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Michael T. Moe
Chief Executive Officer
Class Acceleration Corp.
2625 Woodside Road
Woodside, CA 94602

      Re: Class Acceleration Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 15, 2022
           File No. 001-39895

Dear Michael T. Moe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Megan Bumb, Esq.